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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  ____)*

PITOOEY!, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72449Q 10 0

(CUSIP Number)

Robert L. Sonfield, Jr.
Sonfield & Sonfield
2500 Wilcrest Dr, Ste 300
Houston, TX 77042
713-877-8333

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172681 108

1.	Names of Reporting Persons. Frederick B. Lawrence

2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (see instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,787,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 36,787,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,787,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.7

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “ Common Stock ”), of PITOOEY!, Inc. (the “Company”).  The Company’s principal executive offices are located at 15685 N. Cave Creek Rd., Suite 101 Phoenix, Arizona 85032.

Item 2.    Identity and Background

This schedule is filed by Frederick B. Lawrence, who resides in Arizona.

The address of the principal business and principal office of Mr. Lawrence is 16540 E. El Lago Blvd. #40 Fountain Hills, Arizona 85268.

During the last five years, Mr. Lawrence has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Mr. Lawrence acquired his shares of Common Stock by personal funds.

Item 4.    Purpose of Transaction.

Mr. Lawrence acquired his shares of Common Stock for personal investment purposes.

Item 5.                      Interest in Securities of the Issuer.

N/A

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.                      Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2014	/s/ Frederick B. Lawrence
Frederick B. Lawrence